March 25, 2024

VIA EDGAR and EMAIL
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
Attn: Alberto H. Zapata
100 “F” Street NE
Washington, D.C. 20549
Re: Symetra Life Insurance Company (“Symetra”) - Symetra Trek Plus
Initial Registration Statement on Form S-1 (Filing No: 333-276608)
Response to Comments
Dear Mr. Zapata:

This letter responds to comments that you provided on March 19, 2024, with respect to the Staff’s review of the above referenced Registration Statement filed on January 19, 2024. Along with this letter, we are including the revised pages of the Symetra Trek Plus prospectus as an Appendix, which reflects conforming edits.

Our summary of the comments and our responses thereto are provided below.

1.Cover Page - Initial Set of Comments

a.Please include disclosure regarding the Right to Examine on the Cover Page.

•Symetra has included disclosure regarding the Right to Examine on the Cover Page. See the third to last paragraph on page A-3 of the attached Appendix.

b.The Crediting Methods table on the Cover Page has an incomplete sentence. Please revise.

•The Crediting Method table has been fixed to show the entire sentence. This was a formatting issue caused when the blackline was created.

c.Please add disclosure that withdrawals will trigger a value adjustment.

•Symetra has added disclosure to the Cover Page regarding the impact of withdrawals from the Indexed Accounts and the resulting reduction in value. See the fifth paragraph on page A-2 of the attached Appendix.

2.Defined Terms

a.Please clarify or delete the last sentence of the definition for the term “Dual Trigger Rate”.

•Symetra has deleted the last sentence of this definition. See page A-4 of the attached Appendix.

Alberto H. Zapata
Securities and Exchange Commission
March 25, 2024

3.Summary

a.Please revise the section titled “What are the Indexes for the Indexed Accounts?” to mirror the language found on the Cover Page regarding these Indexes closing once the applicable Interest Term is over.

•Symetra has added language to this discussion to clarify that these Indexes will close once the applicable Interest Term is over. See page A-5 of the attached Appendix.

b.Please add disclosure in the section titled “What are the Crediting Methods for the Indexed Accounts?” or explain through correspondence the state approval process and the phrase “subject to state approval”.

•Symetra confirms that all state variations will be disclosed in Appendix A: State Variations. If there are contracts approved with variations after the effectiveness of the prospectus, Symetra will file a supplement to update the State Variations Chart. Prospective Contract Owners residing in a state that has not approved the revised Contract for Trek Plus will receive the existing Trek Plus contract without the added features.

c.Please add disclosure under the section titled “Can I make withdrawals?” that it may not be in a Contract Owner’s best interest to take withdrawals from the Contract.
•Symetra has added disclosure regarding the risk of taking withdrawals to this section. See page A-9 of the attached Appendix.

4.Interim Value Risk

a.Please add a hyperlink to “Appendix B” that is referenced in the last sentence of the first paragraph of the section titled “Interim Value Risk”.

•Symetra has hyperlinked the reference to Appendix B under this section. See page A-10 of the attached Appendix.

5.Investment Options

a.The second paragraph of this section discusses Indexed Accounts only available to Contracts purchased after May 1, 2024 but other disclosure uses May 7, 2024. Please update the date or provide further clarity regarding May 1 and May 7 dates.

•On page A-10 of the Appendix, the May 1, 2024 date is in relation to Indexed Accounts that will be added to the Contract. The May 7, 2024 date is discussing the closure of certain Indexed Accounts. The second paragraph of the section titled Investment Options is discussing the addition of certain Indexed Accounts to the Contract and therefore, May 1, 2024 is the correct effective date of this change.

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Alberto H. Zapata
Securities and Exchange Commission
March 25, 2024

6.Cover Page - Second Set of Comments

a.Please add prominent disclosure to the Cover Page that the product is not only a Single Premium Deferred index-linked annuity contract but that no additional premium payments are accepted.

•Symetra has added this disclosure in bold on the Cover Page. See the first paragraph on page A-1 of the attached Appendix.

b.Please add state variation disclosure and intermediary disclosure in the second paragraph of the Cover Page. In addition, please remove the word “general” from the State Variation disclosure found under the section titled “State Variations”.

•Symetra has added state and intermediary disclosure to the Cover Page as well as removed the word “general” from the State Variations section. See the second paragraph on page A-1 and page A-10 of the attached Appendix.

c.Please add disclosure under the bulleted item “Indices” to disclose that the indices offered are price return indices and do not reflect dividends.

•Symetra has added this disclosure in the first sentence under the first bulleted item titled “Indices”. See page A-1 of the attached Appendix.

d.Please add disclosure to the second sentence under the bulleted item “Indices” to disclose that the credited interest is based “in part” on the performance of the Indexes.

•Symetra has added this disclosure under the first bulleted item titled “Indexes”. See page A-1 of the attached Appendix.

e.Please add disclosure regarding the maximum potential loss, shown as a percentage, for negative performance in connection with the Buffer and Buffer Plus Rate. Language should address that the buffer and buffer plus rates may limit the negative interest credited and show the buffer ranges for currently offered Index Accounts. Describe that if there is negative interest, you could lose up to xx to xx in the investment accounts currently offered.

•Symetra has added this disclosure on the Cover Page. See the table under the first paragraph on page A-3 of the attached Appendix.

f.Please add disclosure that the company deducts a daily charge equal to an annual basis: 1% for 1-year interest term, 2% for 2-year interest term, and 6% for 6-year interest term.

•Symetra has added disclosure on the Cover Page to disclose the calculation of the Indexed Account Charge. See the fourth paragraph on page A-1 of the attached Appendix.

g.Please add disclosure regarding the Company’s ability to change the feature of Index Account from one term to the next and the right to remove an Index Account.

•Symetra has added this disclosure on the Cover Page. See the first full paragraph on page A-3 of the attached Appendix.
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Alberto H. Zapata
Securities and Exchange Commission
March 25, 2024

h.Please add disclosure regarding the following items to the Cover Page:
1.Add language that the Contract is not a short-term investment and not appropriate for immediate cash;
2.Disclose the maximum surrender charge;
3.Disclose the contract may not be appropriate if the investor plans to take withdrawal prior to the end of an Interest Term, especially if the withdrawals are repetitive. Disclose that if an investor plans to make repetitive withdrawals they should consult with a financial professional;
4.Disclose withdrawal will reduce the death benefit by more than the amount of the withdrawal and could reduce the amount of indexed interest credited at the end of an Interest Term; and
5.Prominently disclose, outside of the barrier context that is on the front cover, the maximum loss, as a percentage, if the interim value adjustment is negative.

•Symetra has added this disclosure on the Cover Page in the following locations:
1.Language that the Contract is not a short-term investment has been added as the second to last sentence of the first paragraph of the Cover Page. See page A-1 of the attached Appendix. The staff struck the comment to add “and not appropriate for immediate cash” under comment 7e below.
2.The maximum surrender charge has been disclosed on the Cover Page. See paragraph five of page A-2 of the attached Appendix.
3.Disclosure regarding the impact of withdrawals, especially repetitive withdrawals can be found on the Cover Page. See paragraph five on page A-2 of the attached Appendix.
4.Disclosure that withdrawals will reduce the death benefit by more than the amount of the withdrawal and could reduce the amount of indexed interest credited at the end of an Interest Term can be found in paragraph five on page A-2 of the attached Appendix.
5.Disclosure showing the maximum loss, as a percentage, outside of the barrier disclosure has been added to the Cover Page. See the table under the first paragraph on page A-3 of the attached Appendix.

i.Please expand the disclosure regarding the risk of losing the opportunity to realize a higher Index Return with the Trigger Rate and Dual Trigger Rate to include the Cap.

•Symetra has added this disclosure to the Cover Page. See paragraph eight of page A-2 of the attached Appendix.

j.Please confirm that the Buffer will not change for the Life of the Contract. Please also add prominent disclosure to the Cover Page and in the Summary section the minimum Buffer rates and state that those will always be available under the Contract. Alternatively, that Symetra does not guarantee Index Accounts that limit loses.

•Symetra confirms that the Buffer will not change for the life of a Contract.
•Symetra has added this disclosure to the Cover Page. See the second paragraph on page A-3 of the attached Appendix.
•Symetra has bolded the statement that the Buffer will not change in the Summary section. See page A-7 of the attached Appendix.

7.    Summary - Second Set of Comments

a.Please confirm that the following sentence under the Buffer Plus Rate discussion found under the first
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Alberto H. Zapata
Securities and Exchange Commission
March 25, 2024

bullet point on page 9 is accurate: “The Buffer Plus Rate represents the percentage added to the Index Return to offset any negative Index Return including potentially providing a positive Adjusted Index Return when the Index Return is negative for a given Interest Term.” Confirm (in disclosure and response letter) that such percentage is added to index return if the index return is positive.

•Symetra confirms that the sentence is accurate and no disclosure changes are needed. The Buffer Plus Rate is only added to a negative Index Return. If the Index Return is positive, interest credited will equal the Buffer Plus Rate (currently 20%), plus any Index Return in excess of the Buffer Plus Rate, subject to a Cap or Participation Rate.

b.Please include examples showing how the interest is calculated when the Index Return is (1) Below the Buffer Plus Rate, (2) negative but less than the Buffer Plus Rate, (3) positive and up to the Buffer Plus Rate, and (4) positive and exceeding the Buffer Plus Rate. If examples are disclosed elsewhere in the prospectus, please include a cross reference to these examples.

•Examples for these situations can be found under Appendix D: Crediting Method Examples. Symetra has added a hyperlinked cross reference to this Appendix under the section titled “How do the Crediting Methods for the Indexed Accounts Work?” See page A-6 of the attached Appendix.

c.Please revise the second to last sentence of the Buffer Plus Rate bullet point on page 9 to read “ For Index Returns above the Buffer Plus Rate, the Adjusted Index Return is equal to the Index Return multiplied by the Participation Rate subject to the Cap, if applicable.”

•The suggested changes to this sentence do not accurately describe the Adjusted Index Return. Symetra has not made these changes and can confirm that the sentence as written is accurate.

d.Please confirm that the Buffer Plus Rate will not change for the life of the Contract.

•Symetra confirms that the Buffer Plus Rate will not change for the life of the Contract.

e.Under Comment 6(i) above, please strike the language “and not appropriate for immediate cash” from the Cover Page.

•Symetra did not add disclosure that the Contract is not appropriate for immediate cash.

Please direct any questions or comments regarding the Registration Statement to me at 515-471-3381 or at david.dimitri@symetra.com.

Sincerely,

/s/ David Dimitri

David Dimitri
Senior Counsel
Symetra Life Insurance Company
(515) 471-3381
(425) 615-5743 (cell)

cc:    Darlene K. Chandler, Senior Vice President and Associate General Counsel
Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
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Symetra Trek® Plus
Individual Single Premium Deferred Index-Linked Annuity Contract
Issued By:
SYMETRA LIFE INSURANCE COMPANY
Prospectus Dated: May 1, 2024
This prospectus describes the Symetra Trek® Plus Contract (the “Contract”) and contains important information. Please read it before investing and keep it for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold. The Contract is a single premium deferred index-linked annuity contract issued by Symetra Life Insurance Company. Only one Purchase Payment is allowed under the Contract. The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals. We designed the Contract to be a long-term investment that you may use to help save for retirement. The Contract is not designed to be a short-term investment. Certain words and phrases used and capitalized throughout the prospectus are defined in the section titled “Defined Terms.”

This prospectus describes all material rights and obligations of annuity purchasers under the Contract. The Contract may not be currently available in all states, may vary in your state, or may not be available from all selling firms or from all financial professionals.

Under the Contract, you may allocate your Purchase Payment to one or more of the “Indexed Accounts” that are available under the Contract. Each Indexed Account is tied to a market index and has an applicable Crediting Method. At the end of an “Interest Term,” we will credit to your Contract an amount of interest (which may be positive, negative, or equal to zero) based on the Index performance and Crediting Method of the Indexed Account you invest in. Interest Terms track the Index performance for one, two or six years.

For Indexed Accounts with an Indexed Account Charge, the Indexed Account Charge is calculated at the beginning of each Interest Term and is equal to the Indexed Account Base Value multiplied by the charge rate of 1% and further multiplied by the number of years in the Interest Term. Thus, the charge is 1% for a 1-year Interest Term, 2% for a 2-year Interest Term, and 6% for a 6-year Interest Term.

•Indexes. All of the Indices we currently offer are price return indices which do not reflect dividends or distributions paid on the components of the Indices. Each Index is comprised of or defined by certain securities or by a combination of certain securities and other instruments. Please see the section titled “Indexes” for a description of each Index. The Contract offers Indexed Accounts that credit interest, in part, (which may be positive, negative, or equal to zero) based on the performance of the following Indexes:

S&P 500® Index	Russell 2000® Index	NASDAQ-100® Index
Contracts purchased on or before April 30, 2024 may also have Indexed Accounts that credit interest based on the performance of the MSCI Emerging Markets Index and PIMCO Equity Fusion Index. These Indexed Accounts are only available for contract owners that had Indexed Account Value invested in them as of May 7, 2024 and will close once the applicable Interest Term is over. No new allocations are permitted after May 7, 2024.
•Crediting Methods. Each Crediting Method permits positive interest to be credited, subject to a limit, and provides limited protection against negative interest. The Crediting Methods are described in more detail in the section titled “Crediting Methods.” Subject to state approval, Contracts purchased on or after May 1, 2024 offer Indexed Accounts with the following Crediting Methods:

Point to Point with Buffer, Cap, and Participation Rate	Point to Point with Buffer and Trigger Rate
Point to Point with Buffer Plus, Cap, and Participation Rate	Point to Point with Buffer and Dual Trigger Rate

Contracts purchased on or before April 30, 2024 offer Indexed Accounts with the following Crediting Methods:

Point to Point with
Floor, Cap, and Participation Rate
(Only available for Contract Owners that have Indexed Account Value invested in them as of May 7, 2024 and will close once the applicable Interest Term is over. No new allocations are permitted after May 7, 2024.)

Point to Point with
Barrier, Cap, and Participation Rate
(Only available for Contract Owners that have Indexed Account Value invested in them as of May 7, 2024 and will close once the applicable Interest Term is over. No new allocations are permitted after May 7, 2024.)

Point to Point with Buffer, Cap, and Participation Rate	Point to Point with Buffer and Trigger Rate
•Interest Terms. Depending on the Crediting Method selected, we offer one year, two year, and six year Interest Terms.

The Contract also includes a “Return Lock” feature for each Indexed Account. If you decide to exercise the Return Lock feature during an Interest Term, the value of your investment in the Indexed Account (which fluctuates each Business Day) will not change for the remainder of the Interest Term unless you take a withdrawal. You should fully understand the operation and impact of the Return Lock feature, as described in this prospectus. See the section titled “Return Lock.”

You may also choose to invest all or a portion of your Contract Value for one or more Interest Terms in the Fixed Account. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of an Interest Term. At the end of an Interest Term, a new fixed rate for the next Interest Term is declared. The interest rate for the Fixed Account will never be less than the guaranteed minimum rate of 1.00%. The effective annual interest rate represents the rate of daily compounded interest over a 12-month period. See the section titled “Fixed Account” for more information.

Any interest credited to your Contract, either as a result of investing in an Indexed Account or the Fixed Account, is subject to our creditworthiness and claims-paying ability.

You are permitted to make transfers under the Contract. Transfers between the Indexed Accounts, or between the Indexed Accounts and the Fixed Account, are effected only at the end of an Interest Term. If the Return Lock feature has been exercised, you are permitted to transfer any locked-in Indexed Account Value at the end of the Interest Term Year.

You may also take partial withdrawals (including repetitive withdrawals, a form of systematic partial withdrawals) and a full withdrawal (i.e., surrendering your Contract) at any time prior to annuitization, regardless of whether the Return Lock feature has been exercised. Withdrawals may be subject to a surrender charge up to 9% of the amount withdrawn in excess of your free withdrawal amount. If you take a withdrawal from your Contract, there is a risk of loss of principal and related earnings due to any applicable surrender charge, negative adjustments to certain values under your Contract, and negative tax consequences. A withdrawal will reduce your Contract Value. In addition, if you withdraw Contract Value allocated to an Indexed Account prior to the end of an Interest Term, the withdrawal will cause a reduction (perhaps significant reduction) to your Base Value. Reductions to your Base Value will negatively impact your Indexed Account Value for the remainder of the Interest Term and may result in a lower amount of Indexed Interest being credited, if any, at the end of the Interest Term. Reductions will also impact the Death Benefit available for your Beneficiaries. A proportional reduction could be larger than the dollar amount of your withdrawal. If you plan on taking withdrawals, this Contract may not be appropriate for you.You should should speak with a financial professional about how taking withdrawals, especially repetitive withdrawals, can negatively impact your investment in the Contract.

Index-linked annuity contracts are complex insurance and investment vehicles. Investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon such investor’s financial situation and objectives.

An investment in this Contract is subject to risks, including the possible loss of principal. See “Risk Factors” beginning on Page #.

You should be aware that with an Indexed Account with the Trigger Rate, Dual Trigger Rate or Cap upside potential feature, if the Index Return exceeds the Trigger Rate, Dual Trigger Rate or Cap percentage, your Adjusted Index Return is set to equal the lower Trigger Rate, Dual Trigger Rate or Cap percentage. In this instance, you risk losing the opportunity to realize the higher Index Return.

You should be aware that an Indexed Account with the Barrier downside protection feature, under certain circumstances, provides no downside protection. You risk losing 100% of any Contract Value allocated to an Indexed Account with a Barrier.

In addition, the Buffer and Buffer Plus Rate provide only limited protection from downside risk. You should understand that the Buffer and Buffer Plus Rate do not provide absolute protection against negative Indexed Interest. We currently offer Indexed Accounts with Buffers that provide protection from a negative Index Return of up to 10%, 15%, 20%, 30% or 100% depending on the Indexed Account selected. The Buffer Plus Rate provides protection from a negative Index Return of up to 20% and a minimum Adjusted Index Return of 20% if the Index Return is positive or zero. The following chart show the percentage of your investment you could lose for negative performance in connection with an Indexed Account with Buffer and Buffer Plus Rate.

Crediting Method	Maximum Potential Loss % for Negative Performance
10% Buffer	90%
15% Buffer	85%
20% Buffer	80%
30% Buffer	70%
100% Buffer	0%
20% Buffer Plus Rate	80%

We reserve the right to add, remove or replace any Index in the future. In addition, We may not offer all Indexed Accounts at all times and may add or remove Indexed accounts in the future. We may change the Floor, Buffer, Buffer Plus Rate and Barrier for Contracts issued in the future, and future Contracts may have different Floors, Buffers, Buffer Plus Rate and Barriers for different Indexed Accounts. The Floor, Buffer, Buffer Plus Rate and Barrier applicable to You are shown in your Contract and cannot be changed during the life of your Contract.

You may cancel the Contract without charge by returning it to us or to your Symetra Life registered representative within 10 days after you receive your Contract. In some states, the right to examine period may be longer. If you cancel your Contract during this period, we will issue a refund including all charges that may have been deducted from your Contract. Your state’s law will determine the amount you will receive. See the section titled “Right to Examine” for more information.

The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Contract Value	The total amount attributable to your Contract during the Accumulation Phase at any given time. Prior to the Allocation Date, your Contract Value is the amount attributable to your Contract held in the Fixed Holding Account. After the Allocation Date, your Contract Value is the sum of your Indexed Account Values and your Fixed Account Value at any given time. Your Contract Value may not necessarily equal your Cash Surrender Value.
Contract Year	The 12-month period starting on the Contract Date and each anniversary of your Contract Date while the Contract remains in force.
Crediting Method
The Contract provides for one or more Crediting Methods. Crediting methods are used to calculate the Indexed Interest for an Indexed Account. The Crediting Methods are also taken into account when calculating Interim Values.

Dual Trigger Rate
An element of a type of Crediting Method. The rate of Indexed Interest that is credited under an Indexed Account at the end of an Interest Term if the Index Return is positive, zero, or negative within the Buffer. If the Index Return exceeds the Dual Trigger Rate percentage, your Adjusted Index Return will equal the lower Dual Trigger Rate percentage. The Dual Trigger Rate limits the potential positive Indexed Interest that may be credited for a given Interest Term.

Fixed Account	The investment option under the Contract that provides for guaranteed interest, and is subject to a guaranteed minimum interest rate. The Fixed Account is part of the General Account.
Fixed Account Value	The amount of your Contract Value allocated to the Fixed Account at any given time.
Fixed Holding Account	The account in which your Purchase Payment is held until the Allocation Date. The Fixed Holding Account provides for guaranteed interest, subject to a guaranteed minimum interest rate. The Fixed Holding Account is part of the General Account.
Floor	An element of a type of Crediting Method. The Floor represents the maximum negative Adjusted Index Return for a given Interest Term. It provides limited protection against negative Indexed Interest.
General Account	The account that holds all of Symetra Life’s assets, including all assets held in the Fixed Holding Account, the Fixed Account, and Separate Account RINA. The General Account does not include those assets held in Separate Account RITX or other Symetra Life separate accounts.
Guaranteed Minimum Cap	The minimum Cap for any given Indexed Account. We will not declare a Cap less than 2.00% during the Surrender Charge Period or 1.00% after the Surrender Charge Period ends.
Guaranteed Minimum Dual Trigger Rate	The minimum Dual Trigger Rate for an Indexed Account. We will not declare a Dual Trigger Rate less than 1.00%.
Guaranteed Minimum Participation Rate	The minimum Participation Rate for any given Indexed Account. We will not declare a Participation Rate less than 100%.
Guaranteed Minimum Trigger Rate	The minimum Trigger Rate for an Indexed Account. We will not declare a Trigger Rate less than 1.00%.
Home Office	Our address where communications must be sent.
Income Phase	The period beginning on the Annuity Date during which we make annuity payments to the Payee(s).
Index	The market index used to determine the Index Return for an Indexed Account. Each Index is comprised of or defined by certain securities or by a combination of certain securities and other instruments.
Index Return
The net change percentage in the Index Value of an Index from the start of an Interest Term to the end of the Interest Term, before any applicable adjustment for the Cap, Participation Rate, Trigger Rate and Dual Trigger Rate, as applicable, and either the Buffer, Buffer Plus Rate, Floor, or Barrier.

Index Value	The closing value of the Index on any Business Day. If an Index Value is not published for a Business Day, we will use the closing Index Value from the next Business Day.

SUMMARY
This summary provides a brief overview of Symetra Trek® Plus. You should carefully read the entire prospectus before you decide whether to purchase the Contract. The Contract may not be currently available in all states, may vary in your state, or may not be available from all selling firms or from all financial professionals. Also, your selling firm may restrict the selection of certain Indexed Accounts or other features available under the Contract based on criteria established by the selling firm. You should speak with your financial professional for details about the Indexed Accounts and features available through their firm. The prospectus describes all Indexed Accounts and features that Symetra Life makes available under the Contract.
Who is Symetra Life? The Contract would be an agreement between you, the Owner, and Symetra Life Insurance Company. Symetra Life Insurance Company is an Iowa stock life insurance company and a wholly-owned subsidiary of Symetra Financial Corporation, which, in turn, is a wholly-owned subsidiary of Sumitomo Life Insurance Company, a Japanese mutual life insurer (sougo kaisha) with its headquarters in Tokyo, Japan. We offer products and services that serve the retirement, employment-based benefits and life insurance markets and are licensed to do business in the District of Columbia, Puerto Rico and all states except New York. The Contract is not available in Puerto Rico.

What is the purpose of the Contract? The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. During the Accumulation Phase, you may access your money under the Contract by taking withdrawals of your Contract Value. During the Income Phase, we pay guaranteed income in the form of annuity payments. The Contract also has a death benefit that may become payable during the Accumulation Phase. All payments under the Contract are subject to the terms and conditions described in this prospectus.

You should not buy the Contract if you are looking for a short-term investment, if you plan on taking withdrawals before the end of the surrender charge period, or if you anticipate taking significant withdrawals from your Indexed Account Values. You should recognize that while the Contract provides some protection against loss, you can lose money under the Contract. It is possible to lose your entire principal investment. You should not buy the Contract if you are not willing to assume the risks associated with the Contract. See the section titled “Risk Factors.”

Are the Contracts non-qualified or qualified under the Code? The Contract is available as a non-qualified contract, which will provide you with certain tax deferral features under the Code. The Contract is also available as a qualified contract as an Individual Retirement Annuity (“IRA”) or Roth IRA. If you purchase the Contract as a qualified contract, the Contract will not provide you tax deferral benefits in addition to those already provided by your IRA or Roth IRA.

How do I purchase the Contract? You may purchase the Contract by completing an application and submitting a Purchase Payment of at least $25,000. We reserve the right to reject any Purchase Payment that exceeds $1 million. Only one Purchase Payment is allowed under the Contract.

What are the investment options during the Accumulation Phase? The Contract currently offers 46 Indexed Accounts and the Fixed Account, however, not all Indexed Accounts are available to all Contract Owners. For each Interest Term you may allocate Contract Value to one or more Indexed Accounts and/or the Fixed Account. Each Indexed Account credits Indexed Interest (either positive, negative, or equal to zero) at the end of an Interest Term based on the performance of a particular Index and the applicable Crediting Method. Each Indexed Account also has the Return Lock feature. The Fixed Account credits interest during each Interest Term based on a guaranteed rate set by us. The guaranteed minimum interest rate will never be less than 1.00%.

What are the Indexes for the Indexed Accounts? The Contract offers Indexed Accounts that credit interest based on the performance of the following Indexes:
•S&P 500® Index;
•Russell 2000® Index; or
•NASDAQ-100® Index.

Contracts purchased on or before April 30, 2024 may also have Indexed Accounts that credit interest based on the performance of the MSCI Emerging Markets Index and PIMCO Equity Fusion Index. These Indexed Accounts are only available for Contract Owners that had Indexed Account Value invested in them as of May 7, 2024 and will close once the applicable Interest Term is over. No new allocations or new investors are permitted after May 7, 2024.

Each Index is described in more detail under the section titled “Indexes.”

We reserve the right to add, remove or replace any Index in the future, subject to necessary regulatory approvals. If we replace an Index during an Interest Term, we will calculate the Index Return using the old Index up until the replacement date. After the replacement date, we will calculate the Index Return using the new index, but with a modified start of Interest Term value for the new index. The modified start of Interest Term value for the new index will reflect the Index Return for the old Index from the start of the Interest Term to the replacement date. For an example of how the Index Return is calculated under these circumstances,

Indexed Accounts Only Available for Contracts Purchased on or Before April 30, 2024 and Invested in Them On May 7, 2024.
1	MSCI Emerging Markets 1 year Point to Point with 10% Buffer
2	PIMCO Equity Fusion 1 year Point to Point with 10% Buffer
3	MSCI Emerging Markets 1 year Point to Point with 10% Buffer with charge
4	PIMCO Equity Fusion 1 year Point to Point with 10% Buffer with charge
5	S&P 500 1 year Point to Point with -10% Floor
6	Russell 2000 1 year Point to Point with -10% Floor
7	Nasdaq 100 1 year Point to Point with -10% Floor
8	MSCI Emerging Markets 1 year Point to Point with -10% Floor
9	PIMCO Equity Fusion 1 year Point to Point with -10% Floor
10	S&P 500 1 year Point to Point with -15% Barrier
11	MSCI Emerging Markets 2 year Point to Point with 10% Buffer
12	PIMCO Equity Fusion 2 year Point to Point with 10% Buffer
13	MSCI Emerging Markets 2 year Point to Point with 10% Buffer with charge
14	PIMCO Equity Fusion 2 year Point to Point with 10% Buffer with charge
Each Indexed Account will have both a Cap and a Participation Rate except the Indexed Account which offers a Trigger or Dual Trigger Rate, as shown above. For Indexed Accounts with both a Cap and a Participation Rate, we will declare whether a Cap will apply for a given Interest Term, prior to the beginning of each Interest Term. The Participation Rate will never be less than 100%. For Indexed Accounts with a Dual Trigger Rate, we will credit the Dual Trigger Rate at the end of each Interest Term if the Index Return is positive, zero or negative within the Buffer.

For Indexed Accounts that are only available to Contracts purchased on or before April 30, 2024, no new allocations will be permitted after May 7, 2024. At the end of the Interest Term, you will need to transfer Contract Value to an Indexed Account currently available to you. If we do not receive a transfer request by the Transfer Deadline, the Indexed Account Value will be transferred to the Fixed Account.

We may not offer all Indexed Accounts at all times. We may add or remove Indexed accounts in the future.

What are the Crediting Methods for the Indexed Accounts? The Contract offers Indexed Accounts with the following Crediting Methods:

Subject to state approval, Contracts purchased on or after May 1, 2024 offer Indexed Accounts with the following Crediting Methods:

•Point to Point with Buffer, Cap, and Participation Rate
•Point to Point with Buffer and Trigger Rate
•Point to Point with Buffer and Dual Trigger Rate
•Point to Point with Buffer Plus Rate, Cap and Participation Rate

For Contracts purchased on or before April 30, 2024, Indexed Accounts with the following Crediting Methods are available.

•Point to Point with Buffer, Cap, and Participation Rate
•Point to Point with Buffer and Trigger Rate

For Contracts purchased on or before April 30, 2024, Indexed Accounts with the following Crediting Methods will continue for the remainder of the Interest Term if you are invested in them as of May 7, 2024.

•Point to Point with Floor, Cap, and Participation Rate
•Point to Point with Barrier, Cap, and Participation Rate

How do the Crediting Methods for the Indexed Accounts work? The Crediting Methods are used to calculate the Adjusted Index Returns for the Indexed Accounts at the end of each Interest Term. The Adjusted Index Return represents the rate at which we will credit Indexed Interest. The Adjusted Index Return and the Indexed Interest may be positive, negative, or equal to zero. See Appendix D for examples of how the Crediting Methods for the Indexed Accounts works.

Each Crediting Method takes into account some combination of the following nine elements to calculate the Adjusted Index Return:

•The Index Return (or “Point to Point”);
•The Cap;
•The Participation Rate;
•The Trigger Rate;
•The Dual Trigger Rate;
•The Barrier;
•The Floor;
•The Buffer; and/or
•The Buffer Plus Rate.

To calculate the Adjusted Index Return for an Indexed Account at the end of an Interest Term, we follow a multi-step process which reflects the effect of the following elements (if the element applies to the Crediting Method):

•First, we calculate the Index Return. The Index Return for an Indexed Account is the net change percentage in the Index Value from the start of an Interest Term to the end of the Interest Term.

•If the Cap is an element of the Crediting Method, we determine the Adjusted Index Return using the Cap. The Cap represents the maximum positive Adjusted Index Return for a given Interest Term. Prior to the beginning of each Interest Term, we will declare whether a Cap will apply for that Interest Term. A Cap for a particular Interest Term may be higher or lower than the Cap for previous or future Interest Terms. We guarantee that we will never set such a Cap at less than 2.00% during the surrender charge period or less than 1.00% thereafter. Subsequent Caps may differ from the Cap used for new Contracts.

•If the Participation Rate is an element of the Crediting Method, we determine the Adjusted Index Return using the Participation Rate. The Participation Rate represents a percentage that can be applied to the Index Return for an Interest Term. Subsequent Participation Rates may be higher or lower than the initial Participation Rate but will never be less than the Guaranteed Minimum Participation Rate. We guarantee that a Contract will have a minimum Participation Rate of 100%. Subsequent Participation Rates may differ from the Participation Rate used for new Contracts.

•If the Trigger Rate is an element of the Crediting Method, we determine the Adjusted Index Return using the Trigger Rate. If, at the end of the Interest Term the Index Return is 0% or greater, the Adjusted Index Return is set to equal the Trigger Rate percentage. The Index Return could be less than, greater than or equal to the Trigger Rate percentage. Subsequent Trigger Rates may be higher or lower than the initial Trigger Rate, but will never be less than the Guaranteed Minimum Trigger Rate of 1%. Subsequent Trigger Rates may differ from the Trigger Rates used for new Contracts.

•If the Dual Trigger Rate is an element of the Crediting Method, we determine the Adjusted Index Return using the Dual Trigger Rate. If, at the end of the Interest Term the Index Return is positive, zero or negative within the Buffer, the Adjusted Index Return is set to equal the Dual Trigger Rate percentage. The Index Return could be less than, greater than or equal to the Dual Trigger Rate percentage. Subsequent Dual Trigger Rates may be higher or lower than the initial Dual Trigger Rate, but will never be less than the Guaranteed Minimum Dual Trigger Rate of 1%. Subsequent Dual Trigger Rates may differ from the Dual Trigger Rates used for new Contracts.

•If the Floor is an element of the Crediting Method, we determine the Adjusted Index Return using the Floor. The Floor provides a form of limited protection against negative Indexed Interest. The Floor represents the maximum negative Adjusted Index Return for a given Interest Term. The Floor is set at a loss of 10%. This may also be expressed as a floor equal to negative 10% (or -10%). This means you are not subject to any negative Index Return in excess of 10% The Floor will not change for the life of your Contract.

•If the Buffer is an element of the Crediting Method, we determine the Adjusted Index Return using the Buffer. The Buffer represents the maximum negative Index Return that will not result in a negative Adjusted Index Return for a given Interest Term. Depending on which Indexed Account you allocate to the Buffer provides protection from a negative Index Return of up to either 10%, 15%, 20%, 30% or 100%. For a Buffer other than 100%, this means you are subject to any negative Index Return in excess of 10%, 15%, 20%, 30% respectively. A Buffer of 100% means you are not subject to any negative Index Return. The Buffer will not change for the life of your Contract.

•If the Buffer Plus Rate is an element of the Crediting Method, we determine the Adjusted Index Return using the Buffer Plus Rate. The Buffer Plus Rate represents the percentage added to the Index Return to offset any negative Index Return including potentially providing a positive Adjusted Index Return when the Index Return is negative for a given Interest Term. It also represents the minimum positive Adjusted Index Return if the Index Return is positive or zero. The Buffer Plus Rate provides protection from a negative Index Return of up to the Buffer Plus Rate. This means you are subject to any negative Index Return in excess of the Buffer Plus Rate. For negative Index Returns, the Adjusted Index Return is equal to the Index Return plus the Buffer Plus Rate. For zero or positive Index Returns up to the Buffer Plus Rate, the Adjusted Index Return is the Buffer Plus Rate. For Index Returns above the Buffer Plus Rate, the Adjusted Index Return is equal to the Buffer Plus Rate plus the excess of the Index Return above the Buffer Plus Rate and then multiplied by the Participation Rate subject to the Cap, if applicable. The Buffer Plus Rate will not change for the life of your Contract.

•If the Barrier is an element of the Crediting Method, we determine the Adjusted Index Return using the Barrier. The Barrier represents the maximum negative Index Return that will not result in a negative Adjusted Index Return for a given Interest Term. However, the Barrier protects you from negative Index Return only if that negative Index Return does not exceed the Barrier percentage. The Barrier percentage is equal to -15%. This means if the negative Index Return exceeds -15%, you are not protected from any negative Index Return and you are subject to 100% of the negative Index Return. The Barrier will not change for the life of your Contract.

Once the Adjusted Index Return is determined, the Adjusted Index Return is applied to the Base Value to calculate the Indexed Interest. See the section titled “Crediting Methods” for additional information.

When does Symetra Life establish the Cap, Participation Rate, Trigger Rate, Dual Trigger Rate, Floor, Buffer, Buffer Plus Rate, and Barrier, and can they be adjusted? We set the Cap, Participation Rate, Trigger Rate and Dual Trigger Rate for each Indexed Account prior to the beginning of each Interest Term. The Cap, Participation Rate, Trigger Rate and Dual Trigger Rate for the initial Interest Term will be shown in your Contract. We can change the Cap, Participation Rate, Trigger Rate and Dual Trigger Rate for each Interest Term. We will provide written notice at least 30 days prior to each Interest Term instructing you how to obtain the Caps, Participation Rates, Trigger Rates and Dual Trigger Rates for the next Interest Term. You have no right to reject the Caps, Participation Rates, Trigger Rates and Dual Trigger Rates for the next Interest Term. See the section titled “Risk that We May Eliminate or Substitute an Index or Crediting Method or Change Caps” for more information.

The Floor, Buffer, Buffer Plus Rate and Barrier are shown in your Contract and cannot be changed during the life of your Contract. We may change the Floor, Buffer, Buffer Plus Rate and Barrier for Contracts issued in the future, and future Contracts may have different Floors, Buffers, Buffer Plus Rate and Barriers for different Indexed Accounts.

How are my Indexed Account Values calculated during an Interest Term (assuming that I do not exercise the Return Lock feature)? Each Interest Term, you will have a separate Indexed Account Value for each Indexed Account in which you invest. The Indexed Account Value is equal to the Interim Value, minus any Indexed Account Charges, on any Business Day except the first and last day of the Interest Term. On the first Business Day of the Interest Term, your Indexed Account Value equals your Base Value (i.e., the total amount of Contract Value allocated to the Indexed Account at the beginning of the Interest Term). On the last Business Day of the Interest Term, your Indexed Account Value equals your Base Value (including any adjustments due to withdrawals) multiplied by one plus the Adjusted Index Return, which reflects any applicable Cap, Participation Rate, Trigger Rate, Dual Trigger Rate, Buffer, Buffer Plus Rate, Floor or Barrier minus any Indexed Account Charge. This may also be expressed by the following formula: Base Value x (1 + Adjusted Index Return) - any Indexed Account Charge. Please note that not all Indexed Accounts have an Indexed Account Charge and that the charge, if applicable, is subtracted from the Interim Value to reach the Indexed Account Value during the Interest Term but is deducted from the Indexed Account only on the last day of the Interest Term.

On each other Business Day during the Interest Term, your Indexed Account Value equals your Interim Value minus any Indexed Account Charge. Your Interim Value on a given Business Day is intended to reflect the value of your investment in an Indexed Account on that particular day (excluding any Indexed Account Charge). However, changes to your Interim Value are not directly tied to the performance of the relevant Index (although Index performance impacts your Interim Value). Rather, your Interim Value for an Indexed Account is calculated using a formula that takes into account the value of a specific set of hypothetical fixed income instruments and derivatives. Please see Appendix B for a detailed description of how we calculate Interim Values. It is important to understand that even if an Index performs positively, it is possible that your Interim Value will decrease. If you wish to obtain your Interim Value, you may contact our Home Office.

If you take a withdrawal from an Indexed Account during the Interest Term, your Indexed Account Value on the date of the withdrawal will be reduced by the withdrawal amount, including any applicable surrender charges and taxes payable by us and not previously deducted. In addition, any such withdrawal will also reduce your Base Value, which in turn will negatively impact your Indexed Account Value for the remainder of the Interest Term. See “How do withdrawals affect my Fixed Account Value and Indexed Account Values?” below.

What is the Return Lock feature? If you allocate Contract Value to an Indexed Account, you may exercise the Return Lock feature at any time by notifying us prior to the end of the third to last Business Day of a given Interest Term. You can also request the Return Lock feature to be triggered automatically by setting a target return for an Indexed Account Value. If you decide to exercise the Return Lock feature during an Interest Term, your Indexed Account Value (which otherwise fluctuates each Business Day) is “locked in” and remains equal to its value as of the Return Lock Date and will not change for the remainder of the Interest Term. However, your Indexed Account Value will be reduced by the dollar amount of any withdrawal from your Indexed Account Value, including any applicable surrender charges and taxes payable by us and not previously deducted. In addition, if you exercise the Return Lock feature, you will not be credited with any Indexed Interest for that Indexed Account at the end of the Interest Term, regardless of whether the Indexed Interest would have been positive, negative, or equal to zero.
You should fully understand the operation and impact of the Return Lock feature prior to purchasing the Contract. See “Return Lock Risk” and “Return Lock” for additional information about the risks associated with the Return Lock feature.

Can I make transfers between Indexed Accounts and the Fixed Account? During the Accumulation Phase, you can transfer Contract Value among the Indexed Accounts, and between the Indexed Accounts and the Fixed Account, free of charge at the end of each Interest Term. Transfers are not permitted at any other time unless you exercise the Return Lock feature. If the Return Lock feature is exercised, during that Interest Term, you may make a transfer at the end of any Interest Term Year following the exercise of the Return Lock feature. Any transfer request must be received prior to the Transfer Notice Deadline. If we do not receive a transfer request, no transfers will occur and your current allocation will remain in place for the next Interest Term. If an Indexed Account is not available, the Indexed Account Value will be transferred to the Fixed Account. See the section titled “General Liquidity Risk” for more information. Transfers are discussed in detail in the section titled “Transfers.”

Can I make withdrawals? You may take withdrawals from your Contract at any time during the Accumulation Phase. If you take a partial withdrawal or surrender your Contract (i.e., a full withdrawal), your withdrawal may be subject to a surrender charge. Repetitive withdrawals (a form of systematic partial withdrawals) are also available during the Accumulation Phase. Repetitive withdrawals that are based on life expectancy are not subject to surrender charges. Amounts withdrawn from this Contract may also be subject to a 10% additional federal tax if taken before age 59½. There is a risk of loss of principal and related earnings if you take a withdrawal from your Contract or surrender it during the first six Contract Years when we will deduct a surrender charge. If you plan on taking withdrawals, this Contract may not be appropriate for you.

Unless you tell us otherwise, withdrawals will be taken proportionately from your investment options based on how your Contract Value is allocated at the time of the withdrawal. Partial withdrawals must be at least $500. If your Contract Value is less than $500, you may only surrender the Contract for the Cash Surrender Value. If you take a partial withdrawal and, immediately after the withdrawal, your Contract Value is less than $2,000, we will instead pay you the Cash Surrender Value and terminate your Contract. If you surrender the Contract, we will pay you the Cash Surrender Value and terminate your Contract.
See the section titled “Access to your Money During the Accumulation Phase” for additional information.

How do withdrawals affect my Fixed Account Value and Indexed Account Values? When you take a withdrawal from your Fixed Account, your Fixed Account Value is reduced by the dollar amount of the withdrawal, including any applicable surrender charges and any applicable taxes payable by us and not previously deducted. When you take a withdrawal from your Indexed Account, your Indexed Account Value is reduced in the same manner. However, if you take a withdrawal from your Indexed Account, the withdrawal will also cause a reduction (perhaps significant reduction) to your Base Value. A reduction in your Base Value negatively impacts your Indexed Account Value for the remainder of the Interest Term. Overall, withdrawals may result in a loss of principal due to adjustments and charges that may be imposed even if Index Performance has been positive.

You should fully understand how withdrawals affect the value of your Contract, particularly your Indexed Account Values, prior to purchasing the Contract. See “Base Value Risk” and “Impact of Withdrawals from Indexed Accounts” for additional information about how withdrawals affect your Indexed Account Values.

What charges are deducted under the Contract?
Surrender Charge. If you withdraw more than the free withdrawal amount allowed under your Contract, you may be assessed a surrender charge. The amount of the surrender charge, if any, will depend on the Contract Year during which the withdrawal is taken. The schedule below sets forth the surrender charges under the Contract. The surrender charge schedule starts at 9% and declines until the seventh Contract Year when it reaches 0%.

Contract Year	1	2	3	4	5	6	7+
Surrender Charge (as a percentage of the amount withdrawn in excess of the free withdrawal amount)	9%	8%	7%	6%	5%	4%	0%
For the first six Contract Years, you may take withdrawals during each Interest Term, in the aggregate, up to your free withdrawal amount without the imposition of surrender charges. Surrender charges will be imposed only on the amounts withdrawn in excess of your free withdrawal amount. Your free withdrawal amount at the beginning of an Interest Term will be equal (in dollars) to the greater of:

a.15% of your Contract Value as of the beginning of the Interest Term Year; or
b.The accumulated interest earned in the Contract less any accumulated interest withdrawn previously as of the beginning of the current Interest Term Year.

Surrender charges are discussed in detail in the section titled “Surrender Charge.”

Indexed Account Charge. If you select an Indexed Account with an Indexed Account Charge, we deduct an amount from the Indexed Account Value at the end of each Interest Term. The charge is calculated at the beginning of each Interest Term and is equal to the Indexed Account Base Value multiplied by the charge rate and further multiplied by the number of years in the Interest Term.

calculate it by determining the value of hypothetical investments and derivatives that we may or may not actually hold. This means that even if the Index Return has increased, it is possible that the Interim Value may not have increased. For more information and to see how we calculate the Interim Value, see Appendix B: Interim Value.

If you choose to allocate amounts to an Indexed Account, Indexed Interest will not be credited to your Contract Value until the end of the Interest Term. This means that amounts withdrawn prior to the end of an Interest Term will not be credited with Indexed Interest. This includes Contract Value applied to pay a death benefit or to an annuity payout option. Except for the first and last Business Day of an Interest Term, your Indexed Account Value is largely based on your Interim Value and is the amount available for withdrawals, surrenders, annuitization and death benefits. You should consider the risk that it could be less than your original investment even when the applicable Index is performing positively.
STATE VARIATIONS
This prospectus describes the material rights and obligations under the Contract. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by state law. For example, state law may require different right to examine periods, which is the amount of time allowed to examine the Contract and return it for a refund, and may impose different issue age limitations. The state in which your Contract is issued also governs whether or not certain options, or charges are available or will vary under your Contract. Please see Appendix A for a listing of state variations. Any state variations will be included in your Contract or in riders or endorsements attached to your Contract.

INVESTMENT OPTIONS
Under the Contract, you allocate your initial Purchase Payment (and any interest earned thereon from the Fixed Holding Account) among the available investment options for the initial Interest Term. You may reallocate your Contract Value among the available investment options for subsequent Interest Terms by providing new allocation instructions to us, as discussed under the section titled “Transfers.” You may not reallocate your Contract Value until the end of an Interest Term.

The investment options offered under the Contract are the Fixed Account and 46 Indexed Accounts. Certain Indexed Accounts are only available to Contracts purchased on or after May 1, 2024 and other Indexed Accounts are closed to new investors and only available to contract Owners who are invested in them as of a certain date. Indexed Accounts closed to new investors do not accept new allocations and will be closed once the applicable Interest Term ends. The Fixed Account credits compound interest at a guaranteed rate. Each Indexed Account credits interest determined by the performance of a particular Index and the applicable Crediting Method. The interest credited for any Indexed Account may be positive, negative, or equal to zero. Please note that some selling firms may restrict the selection of certain Indexed Accounts based on criteria established by the selling firm. You should speak with your financial professional for details about the Indexed Accounts available through their firm.
CREDITING METHODS
To determine the Indexed Interest credited to an Indexed Account at the end of an Interest Term, we calculate the Adjusted Index Return for that Indexed Account. We calculate the Adjusted Index Return by applying the applicable Crediting Method.

If approved in your state, Contracts purchased on or after May 1, 2024 have Indexed Accounts with the following Crediting Methods available.

•Point to Point with Buffer, Cap, and Participation Rate
•Point to Point with Buffer and Trigger Rate
•Point to Point with Buffer and Dual Trigger Rate
•Point to Point with Buffer Plus Rate, Cap and Participation Rate

For Contracts purchased on or before April 30, 2024, Indexed Accounts with the following Crediting Methods are available.

•Point to Point with Buffer, Cap, and Participation Rate
•Point to Point with Buffer and Trigger Rate

For Contracts purchased on or before April 30, 2024, Indexed Accounts with the following Crediting Methods are available if you are invested in them as of May 7, 2024.

•Point to Point with Floor, Cap, and Participation Rate
•Point to Point with Barrier, Cap, and Participation Rate

Each Crediting Method includes one or more of the following elements:

•The Index Return (or “Point to Point”);
•The Cap;
•Participation Rate;
•The Trigger Rate;